

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 969-8700 Fax (203) 977-8354
www.thomson.com

News Release

Investor Contact:

John Kechejian
Vice President, Investor Relations
(203) 328-9470
john.kechejian@thomson.com

Media Contact:

Jason Stewart
Director, Public Relations
(203) 328-8339
jason.stewart@thomson.com

Loren Iati
Senior Vice President
Abernathy MacGregor Group
(212) 371-5999
lai@abmac.com

For Immediate Release

THE THOMSON CORPORATION BEGINS TRADING ON NEW YORK STOCK EXCHANGE

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, June 12, 2002 — The Thomson Corporation (TSX: TOC) today begins trading on the New York Stock Exchange under the symbol TOC.

Regarding the listing, Mr. Richard J. Harrington, president and chief executive officer of Thomson, said, ''This is a very exciting day for The Thomson Corporation. Listing on the New York Stock Exchange is an important moment in our corporate evolution, positioning us among the leading companies in the world. To complete an offering of $1 billion in the context of current market conditions is a testament to the strength of our business and our future prospects. With this offering and listing we achieved our objectives, providing Thomson with a meaningful, long-term presence in the U.S. equity markets and improving liquidity, benefiting Thomson and our shareholders.''

Dick Grasso, chairman and chief executive officer of the New York Stock Exchange, added, ''We are honored to welcome Thomson to our family of NYSE-listed companies. Thomson is a highly respected company and one of the world's leading financial information providers. We look forward to our partnership with Thomson and its shareholders.''

The Thomson Corporation

The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto Stock Exchange (TSX:TOC) and will list today on the NYSE under the symbol TOC.